SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions CVM Resolution nº 44, of August 23, 2021, and, as part of the annual review process of the business plan pursuant to Article 23 of Law 13,303/2016, hereby informs its shareholders and the market in general that, at the meeting held on December 14, 2023, the Board of Directors approved the Multi-Year Investment Plan - PPI for the period 2024 to 2028, in the amount of R$ 47.4 billion, incorporating investments from the Integra Tiete Project.

The values contained in the PPI do not consider the effects of the privatization process, including the expansion of the concession area with the consequent increase in the population served, as well as the anticipation of universalization goals, which is in the detailed phase under the coordination of the São Paulo State Government. Once concluded, it will form part of the documentation for the share sale process and will lead to a review of the PPI values.

R$ million	2024	2025	2026	2027	2028	Total 24-28
SYSTEMS EXPANSION	4,046	8,062	8,235	7,216	6,352	33,911
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
IMPROVING SYSTEMS, EFFICIENCY AND ASSET RENEWAL	3,104	2,792	1.911	1,750	1,710	11,267
Loss Control and Reduction	929	876	511	494	504	3,314
Operational Development (Energy, Automation, Retrofits)	2,175	1,916	1,401	1,256	1,205	7,953
OTHERS	983	640	199	162	196	2,180
TOTAL	8,132	11,494	10,346	9,129	8,257	47,358

São Paulo, December 18, 2023.

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 18, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.